Exhibit 99.1

Bragg Gaming Group Begins
Trading on Nasdaq Today

Company’s U.S. Listing on Nasdaq Expands Capital Markets Availability

Toronto, August 27, 2021 – Bragg Gaming Group (TSX: BRAG; NASDAQ: BRAG) ("Bragg" or the "Company"), announced today that trading of the Company’s common shares will begin today, August 27, 2021, on the Nasdaq Global Select Market ("Nasdaq"), under the ticker symbol "BRAG". The Company’s shares also continue to trade on the Toronto Stock Exchange under the ticker symbol "BRAG".

Bragg is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry.

Richard Carter, Chief Executive Officer of Bragg commented: “At Bragg we are successfully executing on our initiatives to grow our business and market share in the large global iGaming market that is increasingly of interest to U.S. and Canadian investors. As such, the beginning of trading for our common shares on Nasdaq is another positive step in our efforts to enhance shareholder value and we are pleased to join Nasdaq and its listed companies that are renowned leaders in their respective industries. Our U.S. public listing combined with our Canadian listing allows Bragg to further grow awareness of the Company and our growth opportunities among a larger pool of institutional and retail investors while offering enhanced trading liquidity.”

About Bragg Gaming Group

Bragg Gaming Group (TSX: BRAG, NASDAQ: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region. Find out more.

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to listing and trading on the Nasdaq.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For Bragg Gaming Group, contact:

Yaniv Spielberg
CSO
Bragg Gaming Group
info@bragg.games

or

Joseph Jaffoni, Richard Land, James Leahy
JCIR
212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquires or interview requests, contact:

Giles Potter
CMO
Bragg Gaming Group
press@bragg.games